FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending October 08, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --




Issued: 8th October 2007, London 7am


              GlaxoSmithKline Appoints Andrew Witty CEO Designate

The Board of GlaxoSmithKline plc ("GSK") (LSE & NYSE: GSK) today announced the appointment of Andrew Witty as CEO Designate, GlaxoSmithKline.

Andrew Witty, currently President, Pharmaceuticals Europe for GlaxoSmithKline, will succeed Dr Jean-Pierre Garnier following his retirement as Chief Executive Officer at the end of May 2008.

Sir Christopher Gent, Chairman, GlaxoSmithKline said: "Andrew's appointment follows a rigorous selection process by the Board of Directors. The fact that we have been able to select a successor to JP from three strong internal candidates is a testament to the quality of management at GSK. The Board is confident that Andrew will build on JP's considerable achievements which have positioned GSK as a leader of the pharmaceutical industry."

JP Garnier said: "Andrew has made many significant contributions to GSK and I am very pleased that he is to be our next CEO. I look forward to working with him during our handover and wish him every success."

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.

Simon Bicknell
Company Secretary
8th October 2007

Enquiries:

UK Media enquiries:                        Philip Thomson     (020) 8047 5502
                                           Alice Hunt         (020) 8047 5502
                                           Joss Mathieson     (020) 8047 5502
                                           Claire Brough      (020) 8047 5502

US Media enquiries:                        Nancy Pekarek      (215) 751 7709
                                           Mary Anne Rhyne    (919) 483 2839

European Analyst/Investor enquiries:       David Mawdsley     (020) 8047 5564
                                           Sally Ferguson     (020) 8047 5543

US Analyst/ Investor enquiries:            Frank Murdolo      (215) 751 7002
                                           Tom Curry          (215) 751 5419


Notes to Editors:

Andrew Witty was appointed President, Pharmaceuticals Europe for GlaxoSmithKline in January 2003. He is a member of the Corporate Executive Team. Previously, he held the role of Senior Vice President, Asia Pacific, based in Singapore.

Andrew joined Glaxo UK in 1985. He held various positions in the UK, including Director of Pharmacy and Distribution, International Product Manager and a variety of other sales & marketing positions. He later served as Managing Director, Glaxo South Africa and Area Director for South and East Africa. Immediately prior to his move to Asia Pacific, he was Vice President and General Manager, Marketing for Glaxo Wellcome Inc, the company's US subsidiary, where he had responsibility for strategy development, marketing execution and new product positioning.

While in Singapore Andrew served as Economic Advisor to the Governor of Guangzhou, China from 2000 to 2002. He was also a member of the Singapore Economic Development Board, and sat on the Economic Development Board audit committee and the Singapore Land Authority Board.

Andrew is a member of the INSEAD UK Council, a member of the interim board of OSCHR (the Office for Strategic Coordination of Health Research), sits on the Imperial College Commercialisation Advisory Board and is a member of the London Council for the Advancement of Science and Technology. He is a member of the Pharma Futures Working Group, and of the UK's newly created Health Innovation Council.

Andrew is 43 years old and is married with 2 children. He enjoys tennis, running and watching rugby and cricket. He has a BA in economics from Nottingham University in the UK.



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: October 08, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc